UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9753

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Georgia Gulf Corporation 401(k) Retirement Savings Plan
 (referred to herein as the “Plan”)

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Georgia Gulf Corporation
Suite 460
115 Perimeter Center Place
Atlanta, Georgia 30346
(770) 395-4500

Georgia Gulf Corporation 401(k) Retirement Savings Plan (formerly Georgia Gulf Corporation Savings and Capital Growth Plan)

Financial Statements as of December 31, 2008 and 2007 and for the Year Ended December 31, 2008, Supplemental Schedule as of December 31, 2008, and Report of Independent Registered Public Accounting Firm

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN (FORMERLY GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2008:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	12

NOTE:     All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit:

23—Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of
Georgia Gulf Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Georgia Gulf Corporation 401(k) Retirement Savings Plan (formerly Georgia Gulf Corporation Savings and Capital Growth Plan) (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate under the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 2 and 8, the Plan prospectively adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” on January 1, 2008.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Atlanta, GA
June 26, 2009

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN (FORMERLY GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Company Contribution Receivable	$112,572	$2,158,786
Investments—At fair value:
Participant-Directed	158,574,202	199,185,608
Non-Participant-Directed	12,585,718	21,025,505
Total Investments	171,159,920	220,211,113

Net Assets Available For Benefits At Fair Value	171,272,492	222,369,899

Adjustment from fair value to contract value for fully benefit- responsive stable value fund (Note 2)	3,084,502	404,072

Net Assets Available for Benefits	$174,356,994	$222,773,971

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN (FORMERLY GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS:

Interest and dividends	$6,958,594

Contributions:
Participants	7,584,078
Company	3,513,649
Rollovers	360,926
Total contributions	11,458,653

Transfer of Assets from Merged Plans	31,753,618

Total additions	50,170,865

DEDUCTIONS FROM NET ASSETS:
Net depreciation in fair value of investments	(73,632,952)
Distributions and withdrawals for participants	(24,652,798)
Transaction fees	(173,993)
Other	(128,099)

Total deductions	(98,587,842)

NET DECREASE IN NET ASSETS	(48,416,977)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	222,773,971

End of year	$174,356,994

See accompanying notes to financial statements.

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN (FORMERLY GEORGIA GULF CORPORATION SAVINGS AND CAPITAL GROWTH PLAN)

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.                                      PLAN DESCRIPTION

The following description of the Georgia Gulf Corporation 401(k) Retirement Savings Plan (formerly the Georgia Gulf Savings and Capital Growth Plan) (the “Plan”) provides only general information. Participants should refer to the official Plan document for complete information.

General —The Plan was established January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. (“Chemicals”) by Georgia Gulf Corporation (the “Company” or “Plan Administrator”) from Georgia-Pacific Corporation. The Plan is a defined contribution plan managed by Merrill Lynch (the “Trustee”) and effective January 1, 2008, the Plan was amended to expand participation to include all full-time US salaried employees of the Company, excluding employees covered by bargained agreements and Canada based employees of the Company’s Royal Group, Inc. subsidiary.  Prior to January 1, 2008, the Plan covered substantially all salaried employees of the Company, excluding employees of the Company’s Royal Group, Inc. subsidiary and employees covered by bargained agreements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan includes an employee stock ownership plan (“ESOP”) component. As a result, there is an additional component for those portions of participant accounts that are invested in the Company’s common stock fund. Those Company common stock fund accounts consist of two components, one of which is attributable to the profit sharing component of the Plan and the other of which is attributable to the ESOP component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for tax purposes.

On January 1, 2008, the Plan was renamed the Georgia Gulf Corporation 401(k) Retirement Savings Plan.  Additionally, the Royal Plastics Group Limited 401(k) Savings Plan and the Georgia Gulf Hourly Employees Retirement Savings Plan were merged into the Plan effective March 3, 2008.  As a result, net assets totaling $31,753,618 were transferred into the Plan.

Plan Administrator —Georgia Gulf Corporation, the Plan Administrator, is currently in the process of negotiating private debt exchange offers (the “Exchange Offers”) to exchange approximately $800 million of certain public notes in a restructing of its capital structure. The purpose of the Exchange Offers is to reduce the Plan Administrator’s overall indebtedness and related interest expense.  In connection with the Exchange Offers, management withheld certain interest payments due April 15, 2009  for their 2014 notes and 2016 notes and due June 15, 2009 for the 2013 notes, which gave the noteholders the right to accelerate the indebtedness or seek other remedies.  The Plan Administrator has obtained forbearance agreements from the holders of the requisite percentages of the 2013, 2014 and 2016 notes to ensure that such indebtedness may not be accelerated under the indentures for such notes prior to the earlier of July 15, 2009 or the first day the noteholders of the 2013, 2014 and 2016 notes may accelerate the indebtedness under such notes in respect of these interest payments due April 15, 2009 and due June 15, 2009.  Upon expiration of these forbearances on July 15, 2009, an acceleration of indebtedness under any issue of the notes would constitute cross defaults under the other note issues, the Plan Administrator’s senior secured credit facility and the Plan Administrator’s New Asset Securitization agreement. Due to the uncertainty of obtaining requisite future forbearance agreements or the Plan Administrator’s ability to negotiate acceptable terms for or complete the proposed Exchange Offers with the note holders, and the potential cross defaults described above, these matters raise substantial doubt about the Plan Administrator’s ability to continue as a going concern.

Plan Administrator’s management plans to address the issue of substantial doubt by continuing discussions with the note holders in an attempt to negotiate and complete the Exchange Offers and is continuing to evaluate the Administrator’s capital structure and explore options including the possibility of seeking further amendments or refinancing of their senior secured credit facility. The Plan Administrator may have to ultimately seek relief through a filing under the U.S. Bankruptcy Code.  While Plan management does not believe that the aforementioned matters will impact the Plan or its participants directly, the ultimate impact of such matters on the Plan cannot presently be determined.

Capital Growth Account —The Capital Growth Account portion of the Plan, which included Company annual contributions equal to 3% of participants’ annual compensation, as defined by the Plan, was discontinued effective January 1, 2008.

Participants whose termination is due to disability or death or whose termination occurs after reaching age 55 with ten or more years of service will be entitled to a contribution for the year of termination.  At December 31, 2008 and 2007, the Plan had $112,572 and $2,158,786, respectively, in contributions receivable from the Company.  The amounts are recognized as a Company Contribution Receivable in the December 31, 2008 and 2007 Statements of Net Assets Available for Benefits.  All contributions are participant-directed.  Participants may change their investment elections at any time.

Savings Account — All full-time employees of the Company, may elect to participate in the savings account as of the first of the month following the completion of 60 days of service.  Participants may elect to contribute in 1% increments, on a pretax or after-tax basis, up to 100% of their eligible compensation, as defined by the Plan and subject to Internal Revenue Code (“IRC”) limitations. Participants may elect to change their contribution percentage on a monthly basis. Effective January 1, 2008, the Company match of Participant contribution changed to 100% of the first 3% and 50% of the next 2% of the participant’s pretax contributions and vesting for the Company match becomes immediate for Company contributions after January 1, 2008.  Prior to that date, the Company matched 50% of the participants’ pretax contributions up to a maximum of 4% of their annual compensation.

Company matching contributions prior to January 1, 2008 vest at a rate of 10% per year for the first two years of service and 20% per year for the third, fourth, fifth and sixth years of service or vest immediately if a participant leaves the Company due to death, disability, or attainment of age 60 or later (as long as the participant is still an active employee). Company contributions are limited to current and accumulated earnings and profits in accordance with IRS regulations. Eligible employees, who will attain at least age 50 before the close of the plan year, may elect to make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001.  See Note 9.

Contributions to the savings account may be invested in any investment option offered by the Plan, and participants may change their investment elections at any time.

Prior Plan Account —Participants in the Plan who were previously employees of Chemicals may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings.  Upon the Company’s acquisition of Chemicals, these prior plan account balances were transferred to the Plan and became fully vested and represent non-participant directed accounts.  Once the participant is 55 years of age with 10 years of service, or 65 years of age, he/she may elect to transfer his/her balance to participant directed funds.

When a participant leaves the Company, he/she may elect to receive his/her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Salaried Employees Retirement Plan.

Employee fund balances are classified as an after-tax savings account and are subject to plan distribution rules.

Investment Funds —Assets held in the Plan as of December 31, 2008 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.	Vanguard Wellington Fund — Admiral Class

b.	Harbor Capital Appreciation Fund — Class I

c.	INVESCO Stable Value Trust

d.	Dodge & Cox Stock Fund

e.	American Funds Europacific Growth Fund — Class A

f.	Georgia Gulf Employee Stock Ownership Fund

g.	Vanguard S&P 500 Index Fund

h.	Lord Abbett Small Capital Value Fund — Class I

i.	Roxbury Small Capital Growth Fund — Institutional Class

j.	T Rowe Price Retirement Income Fund

k.	T Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, and 2045 Funds — Retail Class

Benefits/Distributions —Upon termination of service due to death, disability, retirement, or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account.  The participant may also elect to rollover his/her account into an Individual Retirement Account (IRA) or another company’s retirement plan, or leave it in the Company Plan as long as the value of the account exceeds $1,000.  If the participant’s balance is less than $1,000, the Company has the authority to distribute the balance to the participant in a single lump-sum payment.  Participants may make withdrawals from his/her elective contribution account balance after reaching age 59-½ and must begin receiving distributions at age 70-½.

Participant Loans —Participants may borrow a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1% at the time the loan is approved, and ranged from 5.0% to 9.25% at December 31, 2008 and December 31, 2007. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan.  Participants may have only one loan outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be extended.

Participant Accounts —Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of company contributions and investment income and charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income (loss) and investment manager expenses are based on participant account balances, as defined. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account.

Forfeitures —Forfeitures are used to reduce future Company contributions.  In 2008, there was $126,800 of forfeitures used to reduce the Company contribution.  During 2007, no forfeitures were used to reduce the Company contributions.  There were $16,216 and $240,969 of unallocated forfeitures at December 31, 2008 and 2007, respectively.

Administrative Expenses —Administrative expenses, including trustee fees, are borne by the Company.  Transaction fees for investment trades are borne by the Plan.

Plan Termination —Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA.  In the event the Plan terminates, participants become 100% vested in all Company contributions regardless of length of service.  In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting —The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties —The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including, stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.  The Georgia Gulf Corporation Employee Stock Ownership Fund, which had a fair value of $4,353,002 at December 31, 2008, has a fair value of $3,375,734 at June 15, 2009.

Valuation of Investments —Investments in mutual funds and common stock are stated at fair value based on quoted market price.  Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments.  The stable value fund has underlying investments in investment contracts, which are valued at the fair value of the underlying investments and then adjusted by the issuer to contract value.  The Invesco Stable Value Trust Fund is a stable value fund that is a commingled pool of the Institutional Retirement Trust. The fund invests primarily in investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (also known as wrapper contracts). Participants may ordinarily withdraw or transfer all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  Participant loans are stated at outstanding balance, which approximates fair value.

In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the stable value fund is included at fair value in participant-directed and non-participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis.

Investment Transactions —Purchases and sales of investments are recorded on their trade dates.

Income Recognition — Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits — Benefits are recorded when paid.

Adoption of New Accounting Pronouncements— In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements.  SFAS No. 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information.  On January 1, 2008, the Plan prospectively adopted the provisions of SFAS No. 157. See Note 8.  The effect of the adoption of SFAS No. 157 had no impact on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

3.                                      INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007:

	2008		2007
	Shares/Units	Fair Value	Shares/Units	Fair Value

INVESCO Stable Value Fund—participant-directed	64,871,312	$61,903,205	53,729,405	$53,355,479
INVESCO Stable Value Fund—nonparticipant-directed	2,543,952	2,427,557	4,331,685	4,301,539
Total INVESCO Stable Value Fund	67,415,264	64,330,762	58,061,090	57,657,018

American Funds Europacific Growth Fund—participant-directed	512,708	14,360,939	487,176	24,782,621
American Funds Europacific Growth Fund—nonparticipant-directed	94,235	2,639,536	85,336	4,341,030
Total American Funds Europacific Growth Fund	606,943	17,000,475	572,512	29,123,651

Dodge & Cox Stock Fund—participant-directed	250,186	18,606,365	235,380	32,543,699
Dodge & Cox Stock Fund—nonparticipant-directed	42,343	3,153,083	36,668	5,079,097
Total Dodge & Cox Stock Fund	292,529	21,759,448	272,048	37,622,796

Vanguard S&P 500 Index Fund	144,849	11,955,811	147,364	19,767,465

Vanguard Wellington Fund — Admiral Shares	359,185	15,150,419	335,015	18,874,757

Harbor Capital Appreciation Fund — Institutional Class—participant-directed	515,734	12,016,600	373,498	13,935,202
Harbor Capital Appreciation Fund — Institutional Class—nonparticipant-directed	134,284	3,128,836	142,509	5,317,028
Total Harbor Capital Appreciation Fund	650,018	15,145,436	516,007	19,252,230

Lord Abbett Small Capital Value Fund — participant-directed	—	—	342,467	10,075,388
Lord Abbett Small Capital Value Fund — nonparticipant-directed	—	—	34,807	1,024,016
Total Lord Abbett Small Capital Value Fund	—	—	377,274	11,099,404

The following table summarizes the net depreciation in the fair value of investments for the year ended December 31, 2008:

Georgia Gulf Corporation Common Stock Fund and Employee Stock Ownership Fund	$(20,063,601)
Mutual funds	(53,569,351)

Net depreciation in fair value of investments	$(73,632,952)

4.                                      FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated July 26, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                                      NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2008 and 2007 and for the year ended December 31, 2008 are as follows:

	2008	2007
Investments at fair value:
Harbor Capital Appreciation Fund — Institutional Class	$3,128,836	$5,317,028
Dodge & Cox Stock Fund	3,153,083	5,079,097
American Funds Europacific Growth Fund	2,639,536	4,341,030
INVESCO Stable Value Fund	2,427,557	4,301,539
Lord Abbett Small Capital Value Fund	630,174	1,024,016
Roxbury Small Capital Growth Fund	606,532	962,795
Total investments, at fair value	$12,585,718	$21,025,505
Changes in net assets:
Net depreciation in fair value of investments	$(6,483,514)
Distributions to participants or beneficiaries	(1,956,273)
	$(8,439,787)

6.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008 and 2007.

	2008	2007
Net assets available for benefits per the financial statements	$174,356,994	$222,773,971
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(3,084,502)	(404,072)
Net assets available for benefits per the Form 5500	$171,272,492	$222,369,899

The following is a reconciliation of total additions per the financial statements to total loss per the Form 5500 for the year ended December 31, 2008.

2008
Total additions per the financial statements	$50,170,865
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	404,072
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(3,084,502)
Transfer of Assets from Merged Plans	(31,753,618)
Net depreciation in fair value of investments	(73,632,952)

Total loss per the Form 5500	$(57,896,135)

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to total income per the Form 5500 for the year ended December 31, 2008.

2008
Net decrease in net assets available for benefits per the financial statements	$(48,416,977)
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	404,072
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(3,084,502)
Transfer of Assets from Merged Plans	(31,753,618)

Net loss per the Form 5500	$(82,851,025)

7.                                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of stable value fund managed by the Trustee. These transactions qualify as party-in-interest transactions. At December 31, 2008 and 2007, the Plan held 4,008,879 and 1,251,564 shares, respectively, of investments in the Company’s Employee Stock Ownership Fund. At December 31, 2008 and 2007, the cost basis of this investment was $23,603,775 and $16,700,940, respectively. During the year ended December 31, 2008, the Plan recorded dividend income of $153,142 from the Georgia Gulf Corporation Common Stock Fund and dividend income of $241,703 from the Georgia Gulf Corporation Employee Stock Ownership Plan Fund.

8.                                      FAIR VALUE OF FINANCIAL INSTRUMENTS

On January 1, 2008, the Plan prospectively adopted SFAS No. 157, which establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Prices that are unobservable for the asset or liability and are developed based on the best information available in the circumstances, which might include the Company’s own data.

In accordance with SFAS No. 157, the Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value at December 31, 2008:

	Fair Value Measurements
	at December 31, 2008 Using
	Quoted Prices in	Signficant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets Level 1	Inputs (Level 2)	Inputs (Level 3)	Total

Common Stock	$4,353,002	$—	$—	$4,353,002
Mutual Funds	97,858,109	—	—	$97,858,109
Stable Value Fund	—	64,330,762	—	$64,330,762
Participant Loans	—	4,618,047	—	$4,618,047
	$102,211,111	$68,948,809	$—	$171,159,920

9.                                      SUBSEQUENT EVENTS

On June 12, 2009, the Company announced to its employees that it would discontinue the Company matching contribution feature of the Plan effective with the first payroll period having a disbursement date after July 31, 2009.

******

SUPPLEMENTAL SCHEDULE
(See Report of Independent Registered Public Accounting Firm)

GEORGIA GULF CORPORATION
401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2008

(a)	(b)	(c)	(d)		(e)
		Description of Investment, Including
	Identity of Issue, Borrower	Maturity Date, Rate of Interest,			Current
	Lessor or Similar Party	Collateral, Par, or Maturity Value	Cost		Value

*	AMVESCAP NATIONAL TRUST COMPANY	Collective trust—INVESCO Stable Value Fund (participant-directed), 64,871,312 units		**	$61,903,205

		Collective trust—INVESCO Stable Value Fund (nonparticipant-directed), 2,543,952 units	2,543,952		2,427,557

		Mutual funds:
	LORD ABBETT FUNDS	Lord Abbett Small Capital Value Fund (participant-directed), 364,097 shares		**	7,358,395

		Lord Abbett Small Capital Value Fund (nonparticipant-directed), 31,181 shares	638,454		630,174
	AMERICAN FUNDS	American Funds Europacific Growth Fund (participant-directed), 512,708 shares		**	14,360,939

		American Funds Europacific Growth Fund (nonparticipant-directed), 94,235 shares	3,542,617		2,639,536
	DODGE & COX FUND	Dodge & Cox Stock Fund (participant-directed), 250,186 shares		**	18,606,365

		Dodge & Cox Stock Fund (nonparticipant-directed), 42,343 shares	5,073,585		3,153,083
	THE VANGUARD GROUP	Vanguard S&P 500 Index Fund, 144,849 shares		**	11,955,811

		Vanguard Wellington Fund — Admiral Shares, 359,185 shares		**	15,150,419
	HARBOR FUNDS	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 515,734 shares		**	12,016,600

		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 134,284 shares	4,474,864		3,128,836
	ROXBURY FUNDS	Roxbury Small Capital Growth Fund (participant-directed), 633,243 shares		**	6,060,134

		Roxbury Small Capital Growth Fund (nonparticipant-directed), 63,379 shares	1,033,058		606,532
	T ROWE PRICE RETIREMENT FUNDS	T Rowe Price Retirement Income, 36,177 shares		**	373,346
		T Rowe Price Retirement 2005, 25,934 shares		**	224,067
		T Rowe Price Retirement 2010, 64,761 shares		**	725,966
		T Rowe Price Retirement 2015, 29,449 shares		**	244,430
		T Rowe Price Retirement 2020, 14,106 shares		**	156,717

		T Rowe Price Retirement 2025, 17,934 shares	**	142,396
		T Rowe Price Retirement 2030, 4,541 shares	**	50,678
		T Rowe Price Retirement 2035, 3,484 shares	**	27,138
		T Rowe Price Retirement 2040, 9,913 shares	**	109,834
		T Rowe Price Retirement 2045, 18,525 shares	**	136,713
*	VARIOUS PLAN PARTICIPANTS	Participant loans (with interest rates ranging from 5.0% to 9.25% and maturities through 6/13/2014)		4,618,047
*	GEORGIA GULF CORPORATION	Common stock:
		Georgia Gulf Corporation Employee Stock Ownership Fund, 4,008,879 shares		4,353,002

		Total assets held at year end		$171,159,920

*            Represents a party-in-interest.

**           Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Georgia Gulf Corporation 401(k) Retirement Savings Plan
(Name of Plan)

Georgia Gulf Corporation
(Plan Administrator)

Date: June 26, 2009	/s/ Joel I. Beerman
By: Joel I. Beerman
Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit Number
23	Consent of Independent Registered Public Accounting Firm